BULLFINCH FUND, INC.

3909 Rush Mendon Road

Mendon, NY 14506

March 6, 2018

VIA EDGAR TRANSMISSION

Lisa Larkin

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bullfinch Fund, Inc.
Withdrawal of Post-Effective Amendment No. 32 on Form N-1A
(Accession Number: 0001493152-18-002588
(File number: 811-08191 and 333-26321)

Ladies and Gentlemen:

I am writing on behalf Bullfinch Fund, Inc. (the “Company”), pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to submit to the U.S. Securities and Exchange Commission this application for withdrawal of post-effective amendment no. 32 (the “Amendment”) to the Company’s registration statement on Form N-1A filed with EDGAR submission type Form N-1A/A, which was accepted via the EDGAR system on February 26, 2018 (Accession No. 0001493152-18-002588).

The Amendment was intended to be filed as a 485b filing, and it contained all the necessary material for such a filing. However, the it was inadvertently filed under the incorrect submission type (i.e., Form N-1A/A).

Therefore, the Company respectfully submits this application for withdrawal of the Amendment (Accession No. 0001493152-18-002588) filed under the EDGAR submission type Form N-1A/A on February 26, 2018.

Questions and comments concerning this application may be directed to the undersigned at 585-624-3150 x101.

Sincerely,

/s/ Christopher Carosa
Christopher Carosa
President